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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                              ANDROS INCORPORATED
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000345281
-------------------------------------------------------------------------------
                                 (CUSIP Number)

 Steven A. Cohen     520 Madison Avenue - 7th Floor, New York, New York 10022      (212) 826-6800
-------------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 30, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               SEC 1746 (12-91)

                                SCHEDULE 13D/A


CUSIP No. 0000345281                                Page    2    of    7  Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  S.A.C. Capital Management, L.P.



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) /  /
                                                                       (B) /  /



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                  WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(E)                                 /  /



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


                           7      SOLE VOTING POWER
                                       None

                           8      SHARED VOTING POWER
                                       220,130
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                       None

                          10      SHARED DISPOSITIVE POWER
                                       220,130

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            220,130


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        /  /


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.79%


    14      TYPE OF REPORTING PERSON*
                  PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A


CUSIP No. 0000345281                               Page    3    of   7   Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Steven A. Cohen



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) / /
                                                                       (B) / /



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                  PF

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(E)                                 / /


     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


                           7      SOLE VOTING POWER
                                        333,300

                           8      SHARED VOTING POWER
                                        386,194
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                        333,300

                          10      SHARED DISPOSITIVE POWER
                                        386,194

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    719,494

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         / /


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.65%


    14      TYPE OF REPORTING PERSON*
                    IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D/A


CUSIP No. 0000345281                             Page    4    of   7    Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              S.A.C. Investments, L.P.



 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) / /
                                                                      (B) / /



 3      SEC USE ONLY



 4      SOURCE OF FUNDS*
              WC

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                    / /



 6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                           7      SOLE VOTING POWER
                                        None

                           8      SHARED VOTING POWER
                                        166,064
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                        None

                          10      SHARED DISPOSITIVE POWER

                                        166,064

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              166,064

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          / /

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.61%


 14      TYPE OF REPORTING PERSON*
              PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

  The Schedule 13D filed June 14, 1995, by S.A.C. Capital Management, L.P. ("Capital Management"), with respect to the Common Stock, $0.01 par value per share (the "Shares") of Andros Incorporated, a Delaware corporation (the "Company"), and amended June 28, 1995, July 31, 1995, October 3, 1995 and December 5, 1995 by Capital Management and Steven A. Cohen ("Mr. Cohen") and amended January 4, 1996 by Capital Management, Mr. Cohen and S.A.C. Investments, L.P. ("Investments," and together with Capital Management and Mr. Cohen, the "Reporting Persons") is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND

  No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The aggregate amount of funds (including commissions) required by Mr. Cohen to purchase the Shares owned directly by him was $5,529,297.86. All funds used by Mr. Cohen to purchase the Shares were derived from Mr. Cohen's personal funds. The aggregate amount of funds (including commissions) required to purchase the Shares directly owned by Capital Management was $6,104,868.28.
All funds used by Capital Management to purchase the Shares were derived from working capital. Capital Management transferred a portion of the Shares to Investments effective January 1, 1996 in a transaction that did not result in a change in the indirect beneficial ownership of the Shares by Capital Management. The aggregate amount of funds (including commissions) required to purchase the additional shares directly owned by Investments was $254,995.85. All funds used by Investments to purchase the Shares were derived from working capital. The funds used by the Reporting Persons may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

ITEM 4.   PURPOSE OF TRANSACTION

  No amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  (a) - (b) The aggregate number and percentage of Shares to which this 13D relates is 719,494 Shares representing 15.65% of the 4,597,300 Shares reported by the Company as outstanding as of October 29, 1995. The Reporting Persons directly own those Shares as follows:

  Name                  No. of Shares    % of Common
  ----                  -------------    -----------
  Mr. Cohen             333,300           7.25%
  Capital Management    220,130           4.79%
  Investments           166,064           3.61%

  Mr. Cohen has the sole power to vote and the sole power to dispose of the Shares he owns directly. As the Managing Member of SAC, Mr. Cohen through SAC, shares with Capital Management and Investments the power to vote and dispose of all Shares directly owned by Capital Management and Investments. As a result, Mr. Cohen is deemed to be a beneficial owner of the Shares owned by Capital Management and Investments. Scott J. Lederman, Barry M. Skalka and Terence E. Fox, each an





                                                                          5 of 7

Executive Vice President of SAC Inc., do not beneficially own any Shares other than in their capacities as officers of SAC Inc.

        (c) Except as set forth in Annex I hereto, no transactions in Shares were effected since January 4, 1996 by either the Reporting Persons or S.A.C.

        (d) The partners in the Reporting Person partnerships have an economic interest in any dividends from, and the proceeds of sales of the Shares owned directly by such Reporting Persons.

        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No amendment.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

        No exhibits are required to be filed.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 1996                     /s/ STEVEN A. COHEN
                                           -----------------------------
                                           Steven A. Cohen

                                           S.A.C. Capital Management L.P.

                                           By:  S.A.C. Capital Management, LLC,
                                                 Its General Partner

                                                By:  /s/ STEVEN A. COHEN
                                                     -------------------
                                                         Steven A. Cohen,
                                                          Managing Member


                                           S.A.C. Investments, L.P.

                                           By:  S.A.C. Capital Management, LLC,
                                                 Its General Partner

                                                By:  /s/ STEVEN A. COHEN
                                                     -------------------
                                                         Steven A. Cohen,
                                                          Managing Member





                                                                          6 of 7

                                    ANNEX 1

              Transactions by Reporting Persons in Common Stock of
                   Andros Incorporated since January 4, 1996





                             Number of Shares                    Average Price
Trade Date                   Bought/(Sold) (1)                   per Share (2)
----------                   -----------------                   -------------

  S.A.C. Capital Management, L.P.
  -------------------------------
  1/29/96                          5,700                             14.4938
  1/30/96                         15,842                             14.5000
  1/31/96                          1,710                             14.6250



  Steven A. Cohen
  ---------------

  1/22/96                         15,200                             14.1854


  S.A.C. Investments, L.P.
  ------------------------

  1/29/96                          4,300                             14.4938
  1/30/96                         11,952                             14.5000
  1/31/96                          1,290                             14.6250



(1)  Unless otherwise indicated, all transactions were effected on the NASDAQ.
(2)  Prices exclude commission.










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